SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Consolidated Financial Statements of RADA Electronic Industries Ltd. as of June 30, 2006 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2006.

                                                                          ITEM 1

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2006


                                 IN U.S. DOLLARS


                                    UNAUDITED




                                      INDEX


                                                                  Page
                                                                  ----

 Condensed Consolidated Balance Sheets                             1

 Condensed Consolidated Statements of Operations                   2

 Condensed Statements of Changes in Shareholders' Equity           3

 Condensed Consolidated Statements of Cash Flows                  4-5

 Notes to Condensed Consolidated Financial Statements             6-9





                         - - - - - - - - - - - - - - - -

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                             --------------------------------
                                                                                               December 31,
                                                                             June 30, 2006         2005
                                                                             --------------    --------------
                                                                               Unaudited          Audited
                                                                             --------------    --------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                     $  1,312        $    350
  Restricted cash                                                                  1,050           1,017
  Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 6
    at June 30, 2006 and December 31, 2005, respectively)                          1,961           4,920
  Other receivables and prepaid expenses                                             321             156
  Costs and estimated earnings in excess of billings on uncompleted contracts      1,229           1,396
  Inventories                                                                      2,208           1,942
                                                                                --------        --------
Total current assets                                                               8,081           9,781
-----                                                                           --------        --------

LONG-TERM RECEIVABLES AND DEPOSITS:
  Long-term receivables                                                              983             983
  Leasing deposits                                                                    77              72
  Severance pay fund                                                               1,688           1,614
                                                                                --------        --------
Total long-term receivables and deposits                                           2,748           2,669
-----                                                                           --------        --------

PROPERTY AND EQUIPMENT, NET                                                        3,578           3,931

OTHER ASSETS:
  Intangible assets, net                                                           2,210           2,469
  Deferred charges, net                                                               30              40
                                                                                --------        --------
Total other assets                                                                 2,240           2,509
-----                                                                           --------        --------
Total assets                                                                    $ 16,647        $ 18,890
-----                                                                           ========        ========

 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term bank credit and loans                                              $    943        $    877
  Trade payables                                                                   1,867           1,671
  Other payables and accrued expenses                                              3,286           3,217
  Deferred revenues                                                                    -              50
  Billings in excess of costs and estimated earnings on uncompleted contracts        182             391
                                                                                --------        --------
Total current liabilities                                                          6,278           6,206
-----                                                                           --------        --------

LONG-TERM LIABILITIES:
  Convertible note                                                                 2,672           2,560
  Accrued severance pay                                                            2,077           2,009
                                                                                --------        --------
Total long-term liabilities                                                        4,749           4,569
-----                                                                           --------        --------

MINORITY INTERESTS                                                                   380             380
                                                                                --------        --------
SHAREHOLDERS' EQUITY:
  Share capital
       Ordinary shares of NIS 0.005 par value - Authorized: 47,500,000 shares at March 31, 2006 and December 31, 2005; Issued and outstanding: 26,170,527 and 26,144,027 shares at June 30, 2006 and
       December 31, 2005, respectively                                               116             116
  Additional paid-in capital                                                      66,955          66,900
  Accumulated deficit                                                            (61,831)        (59,281)
                                                                                --------        --------
Total shareholders' equity                                                         5,240           7,735
-----                                                                           --------        --------
Total liabilities and shareholders' equity                                      $ 16,647        $ 18,890
-----                                                                           ========        ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                                Six months ended       Three months ended
                                                     June 30,              June 30,          Year ended
                                              -------------------   ----------------------   December 31,
                                               2006        2005        2006         2005        2005
                                              -------    --------    --------    ---------   ---------
                                                              (Unaudited)                    (Audited)
                                              --------------------------------------------   ---------
Revenues:
  Products                                   $  3,661    $  5,426    $  2,151    $  3,178    $ 11,303
  Services                                        916       1,222         419         628       2,118
                                             --------    --------    --------    --------    --------
                                                4,577       6,648       2,570       3,806      13,421
                                             --------    --------    --------    --------    --------
Cost of revenues:
  Products                                      4,957       4,817       2,749       2,590      10,829
  Services                                        581         596         295         290       1,481
                                             --------    --------    --------    --------    --------
                                                5,538       5,413       3,044       2,880      12,310
                                             --------    --------    --------    --------    --------
Gross profit (loss)                              (961)      1,235        (474)        926       1,111
                                             --------    --------    --------    --------    --------
Operating expenses:
  Research and development                         69           -          44           -           -
  Marketing and selling                           440         538         213         360         927
  General and administrative                      800         997         405         469       1,939
                                             --------    --------    --------    --------    --------
Total operating expenses:                       1,309       1,535         662         829       2,866
-----                                        --------    --------    --------    --------    --------
Operating income (loss)                        (2,270)       (300)     (1,136)         97      (1,755)
Financial expenses, net                          (347)       (297)       (227)       (178)       (624)
Other income (expenses), net                       68           -          (3)          -          33
                                             --------    --------    --------    --------    --------
                                               (2,549)       (597)     (1,366)        (81)     (2,346)
Minority interests in losses of subsidiary          -          11           9           3          17
                                             --------    --------    --------    --------    --------
Net loss                                     $ (2,549)   $   (586)   $ (1,357)   $    (78)   $ (2,329)
                                             ========    ========    ========    ========    ========
Net loss  per share:
  Basic and diluted net loss per share       $  (0.10)   $  (0.03)   $  (0.05)   $ (0.004)   $  (0.10)
                                             ========    ========    ========    ========    ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data



                                                     Number of                   Additional                      Total
                                                     Ordinary         Share       paid-in      Accumulated   shareholders'
                                                      shares         capital      Capital        deficit        equity
                                                   --------------  ------------ ------------- -------------- --------------
  Balance at January 1, 2005                         20,448,364         110          64,074       (56,952)        7,232

    Issuance of Ordinary shares and warrants,
      net *)                                            965,934           1           1,005             -         1,006
    Exercise of warrants, net **)                     4,691,061           5           1,794             -         1,799
    Exercise of options                                  38,668     ***)  -              27             -            27
    Net loss                                                  -           -               -        (2,329)       (2,329)
                                                     ----------     -------        --------      ---------       ------

  Balance at December 31, 2005                       26,144,027         116          66,900       (59,281)        7,735

    Exercise of options                                       -           -              18             -            18
    Stock based compensation                                  -           -              37             -            37
    Net loss                                                  -           -               -        (2,550)       (2,550)
                                                     ----------     -------        --------     ----------      -------
  Balance at June 30, 2006 (Unaudited)               26,144,027     $   116        $ 66,955     $ (61,831)      $ 5,240
                                                     ==========     =======        ========     =========       =======

*) Net of issuance expenses of approximately $ 85.

**) Net of issuance expenses of approximately $ 148.

***) Represents and amount lower than $ 1.





The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

                                                                                        ---------------------------------
                                                                                            Six Months ended June 30,
                                                                                        ---------------------------------
                                                                                             2006              2005
                                                                                        --------------    ---------------
                                                                                                   (Unaudited)
         Cash flows from operating activities:
         -------------------------------------
           Net loss                                                                       $(2,550)           $  (586)
           Adjustments required to reconcile net loss to net cash used in operating activities:
             Depreciation and amortization                                                    685                654
             Minority interests in losses of subsidiary                                         -                (11)
             Amortization expenses on convertible note                                        112                105
              Decrease (increase) in trade receivables, net                                 2,959             (1,512)
              Increase in other receivables and prepaid expenses                             (165)               (55)
             Increase in costs and estimated earnings in excess of billings, net              (42)              (296)
             Increase in inventories                                                         (266)              (638)
             Increase (decrease) in trade payables                                            196               (610)
             Decrease in other payables and accrued expenses                                   (3)              (566)
             Increase (decrease)  in deferred revenues                                         22               (534)
             Accrued severance pay, net                                                        (6)               (37)
                                                                                          -------           --------
         Net cash provided by (used in) operating activities                                  942             (4,086)
                                                                                          -------           --------

         Cash flows from investing activities:
         -------------------------------------
           Cash paid in conjunction with the acquisition of certain assets and
           liabilities of Vectop, net (a)                                                       -               (129)
           Investment in restricted cash                                                      (33)              (210)
           Purchase of property, plant and equipment                                          (63)              (282)
           Loans repaid by employees                                                            -                  5
           Investments in leasing deposits, net                                                (5)                 2
                                                                                          -------           --------
          Net cash used in investing activities                                              (101)              (614)
                                                                                          -------           --------

         Cash flows from financing activities:
         -------------------------------------
           Proceeds from issuance of shares and warrants, net                                   -              1,006
           Proceeds of long-term loan                                                           -                700
           Increase in short-term bank credit, net                                             66                252
           Repayments of loans                                                                                  (933)
           Exercise of warrants, net                                                            -              1,761
           Exercise of options                                                                 55                 23
                                                                                          -------           --------

         Net cash provided by financing activities                                            121              2,809
                                                                                          -------           --------
          Increase (decrease) in cash and cash equivalents                                    962             (1,891)
         Cash and cash equivalents at the beginning of the period                             350              3,464
                                                                                          -------           --------
         Cash and cash equivalents at the end of the period                                 1,312              1,573
                                                                                          =======           ========

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                               -------------------------------------
                                                                                     Six months ended June 30,
                                                                               -------------------------------------
                                                                                      2006               2005
                                                                               ------------------ ------------------
                                                                                              (Unaudited)
     (a) Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop (see also note 5):
           Working capital, net                                                                       $      844
           Equipment                                                                                         (62)
           Intangible assets                                                                              (1,041)
           Deferred revenues                                                                                 130
                                                                                                      $     (129)
                                                                                                      ==========
      Supplemental disclosures of cash flow activities:
      -------------------------------------------------
       Net cash paid during the period for:
          Income taxes                                                              $        7        $        2
                                                                                    ==========        ==========
          Interest                                                                  $      172        $      198
                                                                                    ==========        ==========
















The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------

U.S. dollars in thousands

NOTE 1:- GENERAL

          a. RADA Electronic Industries Ltd., an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   The  Company  operates  a test  and  repair  shop  using  its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

          c. On February 13, 2005, the Company purchased certain assets and assumed certain liabilities related to the operations of Vectop Limited ("Vectop") in order to increase its customer base. Vectop is an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The
               Company purchased Vectop's net assets for $ 381 in cash and additional future royalties based on revenues derived from Vectop projects five years from the date of the agreement up to $ 500.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The Company's unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.. The significant policies followed in the preparation of the condensed consolidated financial statements, applied on a consistent basis are as follows:

          a.   Use of estimates:

               The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Unaudited information:

               The consolidated financial statements include the unaudited consolidated balance sheet as of June 30, 2006, the related unaudited consolidated statements of operations for the three and six months ended June 30, 2006 and 2005, unaudited statement of changes in shareholders' equity for the six month ended June 30, 2006 and cash flows for the six-month periods ended June 30, 2006 and 2005 presented in accordance with accounting principles generally accepted for interim financial reporting. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, for the periods presented. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. Results for interim periods are not necessarily indicative of the results expected for the entire year.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          c.   Share based compensation:

               Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") , and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized beginning January 1, 2006 will include costs related to 1) all share-based payments (stock options and restricted stock awards) granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and 2) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation cost for stock options is generally recognized ratably over the vesting period.

               The Company had unvested options granted to employees upon its adoption of SFAS 123(R) on January 1, 2006 and did not grant any options during the six months ended June 30, 2006. The impact of the adoption of SFAS 123(R) on January 1, 2006 was an increase of approximately $ 37 thousands on the Company's net loss for the six months ended June 30, 2006 as compared to if the Company had continued to account for share-based compensation under APB 25.

               Prior to the adoption of SFAS 123(R), the Company applied SFAS 123, amended by SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which allowed companies to apply the existing accounting rules under APB 25, "Accounting for Stock Issued to Employees," and related Interpretations. In general, as the exercise price of options granted under these plans was equal to the market price of the underlying common stock on the grant date, no stock-based employee compensation cost was recognized in the net loss attributed to common stockholders for periods prior to the adoption of SFAS 123(R).

               The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provisions of SFAS No. 123 on its stock-based employee compensation:

                                                      Six months     Year ended
                                                        ended        December
                                                    June 30, 2006    31, 2005
                                                    ------------- -------------
                                                     (Unaudited)     (Audited)
                                                    ------------- -------------
  Net loss as reported                                  $  (586)     $  (2,329)
 Deduct:  Total stock-based employee compensation
   expense under fair value based methods                   (36)          (136)
                                                        -------      ---------
 Pro forma net loss                                     $  (622)     $  (2,465)
                                                        -------      ---------
 Basic and diluted net loss per share:
 Basic and diluted net loss per share as reported       $ (0.03)     $   (0.10)
 Pro forma Basic and diluted net loss per share         $ (0.03)     $   (0.11)

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------

U.S. dollars in thousands


NOTE 3:- CONTRACTS IN PROGRESS

          Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts:

                                                       June 30,     December 31,
                                                        2006            2005
                                                     -----------    ------------
                                                     (Unaudited)      (Audited)
                                                     -----------    ------------
     Costs incurred on uncompleted contracts         $     6,361      $   7,625
     Estimated earnings                                      473            435
                                                     -----------      ---------
                                                           5,888          7,190
     Less - billings and progress payments                 4,659          5,794
                                                     -----------      ---------
                                                     $     1,229      $   1,396
                                                     ===========      =========


          b. Billings in excess of costs and estimated earnings on uncompleted contracts:

                                                       June 30,     December 31,
                                                        2006            2005
                                                     -----------    ------------
                                                     (Unaudited)      (Audited)
                                                     -----------    ------------
            Costs incurred on uncompleted contracts   $    2,307      $  7,426
            Estimated earnings                               855         1,380
                                                      ----------      --------
                                                           3,162         8,806
            Less - billings and progress payments          3,344         9,197
                                                      ----------      --------
                                                      $     (182)     $   (391)
                                                      ==========      ========

NOTE 4:- INVENTORIES

                                                     June 30,     December 31,
                                                      2006            2005
                                                   -----------    ------------
                                                   (Unaudited)      (Audited)
                                                   -----------    ------------
              Raw materials and components         $     1,161    $      1,348
              Work in progress                             482             541
              Finished goods                               565              53
                                                   -----------    ------------
                                                   $     2,208    $      1,942
                                                   ===========    ============

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------

U.S. dollars in thousands




NOTE 5:- GEOGRAPHIC INFORMATION


              a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

              b.     Revenues by geographic areas:

                     Revenues are attributed to geographic area based on the location of the end customers as follows:

                                                                    Year ended
                                        Six months ended          --------------
                                           June 30,                 December 31,
                                -------------------------------   --------------
                                    2006               2005             2005
                                          (Unaudited)                (Audited)
                                -------------------------------   --------------

                North America    $   2,613         $   2,220      $   5,096
                Europe                 386               300            586
                Israel               1,234             3,394          5,546
                Others                 344               734          2,193
                                 ---------         ---------      ---------

                Total            $   4,577         $   6,648      $  13,421
                                 =========         =========      =========

Management's Discussion and Analysis of Financial Condition
-----------------------------------------------------------
and Results of Operations
-------------------------

         This information should be read in conjunction with the condensed consolidated financial statements and notes included in Item 1 of Part I of this Quarterly Report and the audited financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 contained in our 2005 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts.

         We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the future results to differ materially from those described in the forward-looking statements.

Overview

         We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We also provide test and repair services using our CATS(TM) testers and test program sets through our Chinese subsidiary.


Discussion of Critical Accounting Policies and Estimations

         Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

         The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations under generally accepted accounting principles are discussed below.

         Intangible Assets. Costs of producing our TPS software library, which can be integrated with our CATS test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software. We assess the recoverability of these intangible assets at each balance sheet date by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets. An intangible asset related to customer relationships has been recorded as a result of our acquisition of certain assets and liabilities of Vectop in February 2005 and is being amortized using a straight line basis over the expected useful life of five years. For the six months period ended June 30, 2006, no impairment was required.

         Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount the carrying value of the asset exceeds its fair value. Using different assumptions with respect to the recoverability of our long-lived assets, our determination may be different, which may negatively affect our financial position and results of operations. For the six months period ended June 30, 2006, no impairment was required.

         Share-Based Compensation. We account for employee share based compensation using fair value-based method. Under this method, compensation cost recognized beginning January 1, 2006 will include costs related to (i) all share-based payments granted prior to but not yet vested as of January 1, 2006, and (ii) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated. Compensation cost for stock options is generally recognized ratably over the vesting period.

         Revenue Recognition. Our revenues are mainly derived from sales of ATE and avionics products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, we lease ATE and provide manufacturing, development and product support services. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse.

         Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the "Input Method." We apply this method when the total of the costs and revenues of the contract can reasonably be estimated. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management on a cumulative catch-up basis.

         Revenues from services are recognized when the service is performed.

         Revenue under operating leases of equipment are recognized ratably over the lease period.

         Revenues from certain arrangements may include multiple elements within a single contract. Generally our arrangements are accounted for as one unit of accounting since there is no objective and reliable evidence of fair value of the undelivered elements in the contract. When the undelivered elements are not essential to the functionality of the delivered elements, revenues are recognized for the delivered elements when the respective fee is payable and non-contingent, and all other revenue recognition criteria are met.

         Revenues from software arrangements are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected when collectability is not probable, providing that all other revenue recognition criteria have been met.

         Provision for Litigation. We have an outstanding balance of loans due to us from our former chief executive officer and a former officer. Both officers claim that they are not obliged to repay the loans. We are engaged in legal actions with our former officers concerning, among other things, the repayment of the loans. According to our legal consultants, we have a strong case with regard to our claims for repayment of the outstanding loans. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management's estimation. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants' opinions and management's estimations. If our estimations are wrong, we may incur additional litigation expenses.

         Fair Value of Warrants. In July 2004, we consummated a private placement, whereby we issued 1,800,000 shares, an aggregate of $3 million principal amount of convertible notes and warrants (including additional investment rights) to purchase an aggregate of 2,037,500 ordinary shares to investors for a total consideration of $5.7 million, net of issuance expenses. The consideration was allocated based on the respective fair values of the ordinary shares, notes, warrants and additional investment rights. The fair value of the warrants and the additional investment rights was based on a valuation prepared by an independent, valuation expert using the Black-Scholes pricing model. The valuation result was judged to be reasonable by our management based on comparisons to benchmarks in similar circumstances.


Significant Expenses

         Cost of Revenues. Cost of revenues consist primarily of manufacturing costs, depreciation of fixed assets, project development costs, impairment losses on long-lived assets and amortization of capitalized software and customer relationship assets and inventory write-downs.

         Marketing, Selling, General and Administrative Expenses. Marketing and selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

         Financial Income (Expenses), Net. Financial expenses consist of interest and bank expenses, interest on convertible note, amortization of discount on convertible note and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances, currency re-measurement gains and gain on restructuring of debt.


Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

         Revenues. Revenues decreased by 30% to $4.6 million, in the six month ended June 30, 2006 from $6.6 million in the six months ended June 30, 2005. Programs that were expected to commence in the first half of the year were delayed and are expected to take place in the second half of 2006. Accordingly, we expect an increase in revenues in the second half of 2006.

         Cost of Revenues. Cost of revenues increased by 2% to $5.5 million in the six months ended June 30, 2006 from $5.4 million in the six months ended June 30, 2005. We expect that our cost of revenues as a percentage of revenues will decrease in the second half of the year. as a result of a higher proportion of our revenues being attributable to off-the-shelf products and a more efficient utilization of our workforce.

          Gross Profit (Loss). We incurred a loss of approximately $0.9 million in the six months ended June 30, 2005 as compared to a profit of $1.2 million in the six months ended June 30, 2005. The decrease in gross profit is due to reduction in sales as well as the mix between the traditional products that the company sells and the newer lower margin products which we are developing with our customers.

         Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses decreased by 20% to $1.2 million in the six months ended June 30, 2006 from $1.5 million in the six months ended June 30, 2005. The decrease in marketing and selling expenses is mainly attributable to changes in the timing of avionic exhibitions. The decrease in general and administrative expenses is mainly attributable to our continued costs savings measures.

         Financial Expenses, Net. Our financial expenses, net were $347,000 in the six months ended June 30, 2006 compared to $297,000 in the six months ended June 30, 2005. The increase in our financial expenses was mainly due to higher interest payable on the $3 million of convertible notes issued in 2004.

Liquidity and Capital Resources

         At June 30, 2006, we had working capital of $1.8 million and cash and cash equivalents of $1.3 million. As of June 30, 2006, we had short term debt owed to our banks of $943,000.

         We had capital expenditures of $63,000 in the six months ended June 30, 2006, but we currently do not have any significant capital spending or purchase commitments.

         Net cash provided by operating activities was $0.9 million in the six months ended June 30, 2006. This was attributable primarily to our loss of $2.5 million, a net increase in inventories of $266,000, and a $165,000 increase in other receivables; offset by a decrease in trade receivables of $2.9 million, a $196,000 decrease in trade payables, and depreciation and amortization of $685,000. Net cash used in operating activities was $4.1 million in the six months ended June 30, 2005. This was attributable primarily to our loss of $586,000, a net increase in trade receivables of $1.5 million, a $638,000 increase in inventories, a $600,000 decrease in trade payables, an increase in costs and estimated earnings in excess of billings of $296,000, and a $404,000 decrease in deferred revenues, offset by depreciation and amortization of $654,000.

          Net cash used in investing activities was approximately $100,000 in the six months ended June 30, 2006, and approximately $600,000 in the six months ended June 30, 2005. In 2006, we invested $63,000 in equipment. In 2005, we purchased net assets of $129,000, invested $282,000 in plant and equipment and invested $210,000 in long-term restricted cash.

         Net cash provided by financing activities was $0.1 million in the six months ended June 30, 2006. This amount was principally in respect of short-term bank credits. Net cash provided by financing activities was $3.7 million in the six months ended June 30, 2005. This amount was principally in respect of proceeds of $2.8 million from issuance of shares and warrants and from the exercise of warrants and a $ 700,000 long-term loan received from the bank.

         As of June 30, 2006, there were 16,670,779 warrants outstanding to purchase ordinary shares. Of such warrants, 13,667,345 warrants have an exercise price of $2.00 per share, 2,065,934 warrants have an exercise price of $2.10 per share and 937,500 warrants have an exercise price of $2.50 per share. To the extent any warrants are exercised, the proceeds will be added to our working capital.

Off-Balance Sheet Arrangements

         We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

         The following table summarizes our minimum contractual obligations and commercial commitments, as of June 30, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.


        Contractual Obligations                                    Payments due by Period
----------------------------------------    ---------------------------------------------------------------------
                                                              Less than                                 More than
                                               Total           1  year        1-3 Years     3-5 Years     5 years
                                            ----------        ---------       ---------     ---------     -------
Long-term debt obligations .............    $3,109,000        $437,000       $2,672,000         -            -
Operating lease obligations.............    $1,026,000        $576,000         $653,000         -            -
                                            ----------      ----------       ----------     ---------   ---------
Total...................................    $4,148,000      $1,519,000       $3,325,000         -            -



         In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of June 30, 2006 our severance pay liability was $2.1 million.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: September 27, 2006